UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Fathom Holdings Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

31189V 109
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	31189V 109

1	Names of Reporting Persons
Marco Fregenal
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,511,262
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,511,262
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,511,262
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
7.3% (*)
12	Type of Reporting Person (See Instructions)
IN

* Based on 20,624,964 total shares of common stock outstanding as of December 22, 2023 as provided by the Company.

Item 1.

(a)	Name of Issuer:

Fathom Holdings Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2000 Regency Parkway Drive, Suite 300, Cary, NC 27518

Item 2.

(a)	Name of Person Filing:

Marco Fregenal

(b)	Address of Principal Business Office or, if None, Residence:

2000 Regency Parkway Drive, Suite 300, Cary, NC 27518

(c)	Citizenship:

USA

(d)	Title and Class of Securities:

Common Stock, no par value per share

(e)	CUSIP No.:

31189V 109

Item 3.	Filing pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

1,511,262*

* Of these shares, 8,359 shares are restricted and vest in full on March 31, 2024, 2,213 shares are restricted and vest in full on July 1, 2024, 9,222 shares are restricted and vest in full on November 30, 2024, 24,680 shares are restricted and vest in full on March 31, 2024, 25,000 are restricted and vest in full on January 1, 2025, 122,094 shares are restricted and vest in full on May 31, 2024, 52,147 shares are restricted and vest in full on March 31, 2024, and 29,412 shares are restricted and vest in full on August 30, 2024; the reporting person may vote all of these shares prior to vesting. Includes 175,000 restricted stock units that vest in full on September 10, 2024, which the reporting person may not vote until vested. Excludes (i) 329 restricted shares held by the reporting person’s spouse that do not vest until March 4, 2024, and 2,962 restricted shares held by the reporting person’s spouse that do not vest until March 31, 2025, but which the reporting person’s spouse may vote, and (ii) 150,000 shares held in a trust for the benefit of the reporting person’s children and of which the reporting person’s spouse is the trustee, and for all of which shares the reporting person disclaims beneficial ownership; the filing of this Schedule 13G is not an admission that the reporting person is the beneficial owner of those shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

(b)	Percent of Class:

7.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,511,262

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,511,262

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2024

/s/ Marco Fregenal

Name: Marco Fregenal